(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Rambus Inc.

Full Name of Registrant

N/A

Former Name if Applicable

4440 El Camino Real

Address of Principal Executive Office (Street and Number)

Los Altos, California 94022

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)  ☐

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rambus Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (“Form 10-Q”) as soon as practicable, but does not expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

As described in its current report on Form 8-K filed with the Securities and Exchange Commission (the “S.E.C.”) on October 19, 2006, the Audit Committee of the Company’s Board of Directors reported the findings of its independent investigation into historical stock option grants to the Company’s Board of Directors. The Company’s Board of Directors and its management have indicated that they will continue to work with appropriate legal and accounting advisors to develop recommendations and to implement remedial measures to ensure that proper procedures are followed with respect to awards of equity compensation. In addition, the Company is evaluating Management’s Report on Internal Control Over Financial Reporting set forth in the Company’s 2005 Annual Report. Although the Company has not yet completed its analysis, the results of the investigation confirm the Company’s earlier determination that it is likely that the Company had a material weakness in internal control over financial reporting as of December 31, 2005. As a result of the ongoing work in connection with the investigation, the Company will be unable to prepare and file its Form 10-Q. The Company intends to file its Form 10-Q as soon as practicable after the completion of the accounting, tax and legal analyses required as a result of the investigation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Satish Rishi (Name)	(650) (Area Code)	947-5000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Company has not filed its Form 10-Q for the quarterly period ended June 30, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in its current report on Form 8-K filed with S.E.C. on October 19, 2006, the Audit Committee of the Company’s Board of Directors has concluded that the Company’s previously issued financial statements for the fiscal years 2003, 2004, 2005, which are included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, the Quarterly Reports on Form 10-Q filed with respect to each of these fiscal years and the financial statements included in the Company’s Quarterly Report on Form 10-Q for the first quarter of fiscal year 2006, should no longer be relied upon and will be restated. In addition, the restatement will affect financial statements for prior fiscal years and the Company will reflect those adjustments as a part of the opening balances in the financial statements for the restatement period. The Company preliminarily estimates that the aggregate pre-tax, non-cash stock-based compensation charges in connection with its stock options investigation will be in excess of $200 million. Because the Audit Committee’s review is ongoing, the Company cannot provide a reasonable estimate and comparison of the results of its operations with the corresponding period for the last fiscal year at this time.

Rambus Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 13, 2006	By:	/s/ Satish Rishi
Satish Rishi
Senior Vice President, Finance and Chief Financial Officer